                          SBS TECHNOLOGIES, INC.
                     3,100,000 SHARES OF COMMON STOCK
               Issuable upon exercise of options covered by
        1992 Employee Incentive Stock Option Plan (200,000 shares)
        1993 Employee Incentive Stock Option Plan (300,000 shares)
      1993 Director and Officer Stock Option Plan (2,000,000 shares)
        1995 Employee Incentive Stock Option Plan (300,000 shares)
        1996 Employee Incentive Stock Option Plan (300,000 shares) and offered for sale by Selling Shareholders

     Selling Shareholders, who are officers and directors of SBS Technologies, Inc. ("SBS" or "we"), will, from time to time, be selling shares ("Shares")of Common Stock which they may acquire, by exercise of options or directly, under our 1992, 1993, 1995 and 1996 Employee Incentive Stock Option Plans and our 1993 Director and Officer Stock Option Plan (together, the "Plans"). The Selling Shareholders may make transfers, assignments, devises, pledges or donations to other persons and successors in interest, and we include those other persons in our use of the term Selling Shareholders. THE SELLING SHAREHOLDERS WILL RECEIVE THE PROCEEDS FROM ANY SALES OF THE SHARES. WE WILL NOT RECEIVE ANY PROCEEDS, EXCEPT THAT WE WILL RECEIVE THE OPTION EXERCISE PRICE FOR ANY OPTIONS ISSUED UNDER THE PLANS AND EXERCISED BY THE SELLING SHAREHOLDERS.

     The Selling Shareholders may offer and sell the Shares as follows:

- On the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or otherwise.
-  At then prevailing or at negotiated fees.
- By payment of all selling and other expenses, including discounts, commissions or fees, except those paid by the purchasers of Shares. We will pay only the expenses of preparing and filing this Prospectus and the Registration Statement associated with it with the Securities and Exchange Commission and for registering and qualifying the Shares. Please see "Distribution" for more information.

The Selling Shareholders and brokers through whom sales of Shares are made may be deemed to be "underwriters" under Section 2(a)(11) of the Securities Act of 1933, as amended ("Securities Act"). If they are, any profits they realize may be deemed to be underwriting commissions under the Securities Act.

     Our Common Stock is listed on the NASDAQ National Market System under the trading symbol "SBSE". The closing price of our stock as reported by NASDAQ on March 2, 1999 was $18.625.

PROSPECTIVE INVESTORS IN THE SHARES SHOULD CAREFULLY READ THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is March 4, 1999.

                               TABLE OF CONTENTS

                                                                    Page:
PROSPECTUS SUMMARY                                                   3
     The Company                                                     3
RISK FACTORS                                                         6
     Growth Through Acquisition and
       Integration of Acquired Companies                             6
     Acquisition Charges                                             7
     Fluctuations in Operating Results                               7
     Reliance on Defense Spending                                    8
     Reliance on Industry Standards;
       Fundamental Technology Change                                 8
     Product Market Might Not Develop                                9
     Potential Year 2000 Problems                                    9
     Competition                                                    10
     Availability of Component Materials                            11
     Retention and Recruitment of Key Employees                     11
     No Patent Protection                                           12
     Product Liability                                              12
     International Sales in General                                 13
     Changes in Exchange Rates                                      13
     Trade Policies and Disputes                                    13
     Potential Dilutive Effect of Outstanding
       Warrants and Options and Registration Rights                 13
     Limited Public Float; Trading; Volatility
       of Stock Price                                               14
     Absence of Dividends                                           14
SELLING SHAREHOLDERS                                                14
PLAN OF DISTRIBUTION                                                17
LEGAL MATTERS                                                       18
DOCUMENTS INCORPORATED BY REFERENCE                                 18
STATEMENT OF AVAILABLE INFORMATION                                  19

     You should rely only on the information in this Prospectus in making your investment decision. We and the Selling Shareholders have not authorized any one to give you any other information or representations. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Shares in any state where the offer or sale is not permitted. The information in the Prospectus is current only as of the date of the Prospectus and not necessarily current as of any later date.

                             PROSPECTUS SUMMARY

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. SBS' ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS. THESE FACTORS INCLUDE INACCURATE ASSUMPTIONS AND A BROAD VARIETY OF OTHER RISKS AND UNCERTAINTIES, INCLUDING SOME THAT ARE KNOWN AND SOME THAT ARE NOT. NO FORWARD-LOOKING STATEMENT CAN BE GUARANTEED AND ACTUAL FUTURE RESULTS MAY VARY MATERIALLY. ALTHOUGH IT IS NOT POSSIBLE TO PREDICT OR IDENTIFY ALL THOSE FACTORS, THEY MAY INCLUDE THOSE SET FORTH IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS.

THE COMPANY

     SBS Technologies, Inc. is a leading designer and manufacturer of open-architecture, standard bus embedded computer components that system designers can easily utilize to create a custom solution specific to the user's unique application. SBS' product lines include CPU boards ("CPU"), general purpose input/output modules ("I/O"), avionics interface modules and analyzers, interconnection and expansion units, telemetry boards, data acquisition software, and industrial computer systems and enclosures. SBS' products are used in a variety of applications, such as telecommunications, medical imaging, industrial control, and flight instrumentation in commercial and aerospace markets. SBS capitalizes on its design expertise and customer service capabilities to enhance product quality and reduce time to market for OEM customers.

     SBS' objective is to become a leading supplier of board level components to the standard bus embedded computer market. SBS intends to continue its growth through a combination of internal growth and acquisitions. SBS achieves internal growth through expanding its existing product lines through new product development and through increasing the types and amounts of its products used by its existing customer base. SBS also grows by acquisition of businesses which it believes will expand its products and marketing opportunities. From inception through the end of its 1998 fiscal year, it acquired five businesses, now called SBS Berg Telemetry Systems, Inc. ("Berg"), SBS GreenSpring Modular I/O, Inc. ("Greenspring"), SBS Embedded Computers, Inc. ("SBS Embedded"), SBS Bit 3 Operations, Inc. ("Bit 3") and SBS Micro Alliance, Inc. ("Micro Alliance") (together, the "Consolidated Subsidiaries"). Shortly after the close of the 1998 fiscal year, SBS also acquired V-I Computer ("V-I") and interests in three affiliated companies. The three affiliated companies (the "German Group") are: or Industrial Computers GmbH (a German company of which a new SBS subsidiary, SBS Technologies Holding GmbH, acquired

50.1%) ("OR"), ORTEC Electronic Assembly, GmbH (a German company of which SBS Technologies Holding GmbH acquired 50.2%) ("ORTEC") and OR Computers Inc. (a Virginia-based company, 100% of which was acquired by SBS Embedded). The purchase price, excluding transaction costs, for the majority interest in the two companies based in Germany and 100% of OR Computers Inc. was DM 17.5 million, approximately $9.7 million, paid in cash and 24,000 shares of common stock valued at $713,878 at closing. In addition, the Company and the shareholders of both OR and ORTEC entered into exclusive option agreements whereby the Company could acquire the remaining shares of both companies on February 28, 1999. In December 1998, the Company modified the option agreements, accelerating the purchase of the remaining interest in OR and ORTEC from February 28, 1999 to December 9, 1998. The purchase price, excluding transaction costs, for the remaining interest in the two companies based in Germany was DM 17.2 million, approximately $10.3 million based on the exchange rate on December 9, 1998, payable in cash. Additional purchase price of DM 0.6 million, approximately $0.4 million was calculated based on sales volume between July 1, 1998 and December 31, 1998. The Company disbursed all but DM 1.0 million of the cash, including interest at 4.1% on February 28, 1999. The balance is due March 15, 1999.

     SBS is a leader in several segments of the multi-billion dollar embedded computer market, with a continuing goal of expanding its market presence. In the computer mezzanine board I/O segment, SBS has a line of IndustryPacks-Registered Trademark- with over 120 variants and a recently introduced series of ruggedized mezzanine I/O boards that serve a segment of the market in which SBS had not previously participated. In the Avionics business, SBS' interface boards and bus analyzers are the industry standard for quality and innovation. SBS' Avionics customer base continues to broaden. During fiscal 1998, SBS participated in such programs as the Joint Strike Fighter Replacement Program, the C130J next generation military transport aircraft, and Sweden's GRIPEN fighter program. SBS' telemetry product line is focused toward the satellite test and control market in order to serve the rapidly expanding satellite market driven by both telecommunications and defense applications.

     SBS markets its products both domestically and internationally, primarily through direct sales, and, to a limited extent, through independent manufacturers' representatives. Its direct sales force, members of which typically hold engineering degrees, is organized into two groups, the aerospace group and the computer group. The aerospace group is responsible for sales of SBS' avionics interface and telemetry products. The computer group is responsible for sales of SBS' CPU, I/O, interconnect and industrial computer systems and enclosure products. Customers include, for instance, Flight Safety International, General Electric, Boeing, Lockeed Martin, and Currency Systems

International. In fiscal 1998, international sales comprised approximately 16% of SBS' sales.

     SBS Technologies, Inc. was incorporated in New Mexico in November 1986. The Company's executive offices are located at 2400 Louisiana Boulevard, NE, AFC Building 5, Suite 600, Albuquerque, New Mexico 87110, and SBS' telephone number is (505) 875-0600. SBS' e-mail address is info@SBSE.com and our web site is http://www.sbs.com. References to the "Company" or "SBS", "we" or "our" include SBS Technologies, Inc.'s Consolidated Subsidiaries, V-I, and the German Group. IndustryPack-Registered Trademark- is a registered trademark of SBS. All other trademarks and tradenames referred to in this prospectus are the property of their respective owners.

                                 RISK FACTORS

     IF YOU ARE THINKING OF INVESTING IN SBS' COMMON STOCK, YOU SHOULD CONSIDER THE RISKS WE DESCRIBE IN THIS SECTION AND YOU SHOULD READ ALL OF THIS PROSPECTUS CAREFULLY, BEFORE YOU INVEST. STATEMENTS IN THIS PROSPECTUS ABOUT SBS' OUTLOOK FOR ITS BUSINESS AND MARKETS, SUCH AS PROJECTIONS OF FUTURE PERFORMANCE, STATEMENTS OF MANAGEMENT'S PLANS AND OBJECTIVES, FORECASTS OF MARKET TRENDS AND OTHER MATTERS, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SBS' ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW.

GROWTH THROUGH ACQUISITION AND INTEGRATION OF ACQUIRED COMPANIES.

     SBS has increased the scope of its operations through the acquisition of seven businesses and product lines acquired since 1992. SBS acquired Berg in fiscal 1993, GreenSpring in fiscal 1995, SBS Embedded in fiscal 1997, Bit 3 in fiscal 1997, Micro Alliance in fiscal 1998, and, in fiscal 1999, OR, ORTEC, and OR Computers Inc., and V-I. SBS' management and financial controls, personnel, and other corporate support systems might not be adequate to manage the increase in the size and the diversity of scope of SBS' operations as a result of the recent acquisitions or any future acquisitions. In addition, SBS' acquisitions might not increase earnings and the companies acquired might not continue to perform at their historical level.

     A major element of SBS' business strategy is to continue to pursue acquisitions that either expand or complement its business. In the future, SBS might not be able to identify and acquire acceptable acquisition candidates on terms favorable to SBS, and in a timely manner. SBS could use a substantial portion of its capital resources for these acquisitions. Consequently, SBS may require additional debt or equity financing for future acquisitions. This financing may not be available on terms favorable to SBS, if at all. Also, even if SBS does acquire other businesses, it will continue to encounter the risks associated with the integration of the acquisitions described above.

     SBS anticipates that one or more potential acquisition opportunities, including some that could be material, may become available in the near future. If and when appropriate acquisition opportunities become available, SBS intends to pursue them actively. An acquisition by SBS might or might not, however, occur. An acquisition which does occur could potentially materially and adversely affect SBS and might not be successful in enhancing SBS' business.

ACQUISITION CHARGES

     As part of its strategy for growth, SBS acquires compatible businesses. Not infrequently, in accounting for a newly acquired business, SBS is required to amortize, over a period of years, intangible assets, including goodwill. Although usually the acquired business' current operating profit offsets the amortization expense, no one can assure that an acquired business' operations will remain at their current levels. A decrease in the acquired business' operating profit could reduce SBS' overall net income and earnings per share. In addition, no one can assure that changes in future markets or technologies will not require faster amortization of goodwill in such a way that overall Company financial condition or results of operations would be adversely affected. SBS may also be required, under generally accepted accounting principles, to charge against earnings the value of an acquired business' technology which does not meet the accounting definition of "completed technology". When SBS acquired Bit 3 in 1996, it recorded approximately $10.0 million in intangible assets, including goodwill. These are being amortized on a straight line basis over the estimated benefit period of ten years. Also, in connection with the Bit-3 acquisition, SBS recorded an $11 million charge against earnings in the second fiscal quarter of 1997. The amount of the charge against earnings was based on an assessment by SBS, in conjunction with an independent valuation firm, of purchased technology of Bit 3. SBS incurred a net loss of $5 million (or $1.24 per share) for the second fiscal quarter of 1997 as a result of the earnings charge. In connection with SBS' acquisition of Micro Alliance in fiscal 1998, SBS recorded $4.5 million of goodwill, which is being amortized over a ten-year period. As a result of its recent acquisitions of OR, ORTEC, OR Computers, Inc. and V-I, SBS recorded approximately $13.5 million of intangible assets, including goodwill. These are being amortized on a straight line basis over the estimated benefit period of ten years. Also, in connection with the acquisitions of OR, ORTEC and OR Computers, Inc., SBS recorded during the quarter ended September 30, 1998 a $0.5 million earnings charge, based on an assessment by the Company, in conjunction with an independent valuation firm, of purchased technology of OR. The assessment determined that $0.5 million of OR's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. This assessment analyzed certain VME, Compact PCI, and PC Compact products that were under development at the time of the acquisition. These programs were in various stages of completion ranging from initial development to 90% of completion, with estimated completion dates ranging from September 1998 through April 1999. The fair value of these development programs was determined in accordance with the views expressed by the staff of the Securities and Exchange Commission. In conjunction with the acquisition of the remaining interest of OR and ORTEC completed on December 9, 1998, all projects in process at the date of the initial acquisition had been substantially completed such that no additional in-process research and development was acquired. See "-Fluctuations in Operating Results."

FLUCTUATIONS IN OPERATING RESULTS

     SBS has experienced fluctuations in its operating results in the past and may experience those fluctuations in the future. Sales, on both an annual and a quarterly basis, can fluctuate as a result of a variety of factors, many of which are beyond SBS' control. These factors include the timing of customer orders, manufacturing delays, delays in shipment due to component shortages, cancellations of orders, the mix of products sold, cyclicality or downturns in the markets served by SBS' customers, including significant reductions in defense spending affecting certain of SBS' customers, and regulatory changes. Because those fluctuations can happen, SBS believes that comparisons of the results of its operations for preceding quarters are not necessarily meaningful and that investors should not rely on the results for any one quarter as an indication of how SBS will perform in the future. Investors should also understand that, if SBS' sales or earnings for any quarter are less than the level expected by securities analysts or the market in general, the market price for SBS' Common Stock could immediately and significantly decline.

RELIANCE ON DEFENSE SPENDING

     In each of fiscal 1995, 1996, 1997,and 1998, SBS derived a significant portion of its sales directly or indirectly from the U.S. Department of Defense. SBS expects that the Department of Defense will continue to be a significant source of sales. Changes in the geopolitical environment or in national policy might result in significantly reduced defense spending. Reduced spending could significantly reduce SBS' marketing opportunities and revenues, and, therefore, materially adversely affect its financial condition, results of operations, or liquidity. Also, SBS believes that many of its potential customers will rely on U.S. government funding for the purchase of SBS' products. Sales to these customers may be reduced if those funds are unavailable or delayed because of budget constraints or bureaucratic processes.

RELIANCE ON INDUSTRY STANDARDS; FUNDAMENTAL TECHNOLOGY CHANGE

     Most of SBS' products are developed to meet certain industry standards, which define the basis of compatibility in operation and communication of a system supported by different vendors. Among such standards which SBS' products meet are MIL-STD-1553, Telemetry IRIG Standards and various ANSI standards. These standards are continuing to develop and can change. If these standards are eliminated or changed, the design, manufacture or sale of SBS' products could be inappropriate or obsolete and could require costly redesign to meet new or emerging standards. SBS also believes that its success will depend in part on its ability to develop products that evolve with changing industry standards and customer preferences. SBS may or may not be successful in developing those products in a timely manner, or in selling the products it develops. SBS' delay or failure to adapt to changing industry standards could significantly adversely affect its marketing and sales, revenues and financial condition.

     Many of SBS' product designs rely on state of the art digital technology. Future advances in technology might make obsolete SBS' existing product lines, which would require SBS to compete more and to undertake costly redesign of its products to maintain its competitive position. SBS might not be able to incorporate the new technology into its existing products or to redesign its existing products in order to compete effectively.

     SBS' competitors are continually introducing new and enhanced products and solutions for business needs. These products and solutions probably will affect the competitive environment in the markets in which they are introduced. The development of new products and technologies, or the adaptation or development of products and technologies in response to them, requires commitments of financial resources, personnel and time well in advance of sales. Decisions with respect to those commitments must accurately anticipate both future demand and the technology that will be available to meet that demand. SBS might not be able to adapt to future technological changes. If it does not, SBS' business might be materially adversely affected.

PRODUCT MARKET MIGHT NOT DEVELOP

     Many of SBS' potential customers design and manufacture standard bus embedded computers internally. Increased market acceptance of SBS' products and services depends in part on these customers relying on SBS instead of themselves to provide embedded computer components. SBS believes that increased market acceptance of its products will also depend on a number of factors. These factors include the quality of SBS' design and production expertise, the increasing use and complexity of embedded computer systems in new and traditional products, the expansion of markets that are served by standard bus embedded computers, time-to-market requirements of the Company's actual and potential products, the assessment of direct and indirect cost savings, and customers' willingness to rely on SBS for mission-critical applications. SBS believes that in many customer applications, the cost of its products may exceed or be perceived to exceed the cost of internal development. SBS will not be able to achieve its business growth objectives if market acceptance of its products does not increase.

POTENTIAL YEAR 2000 PROBLEMS

     The Year 2000 ("Y2K") issue refers to the inability of certain date-sensitive computer chips, software, and systems to recognize a two-digit date field as belonging to the 21st century. Mistaking "00" for 1900 or any other incorrect year could result in a system failure or miscalculations causing disruptions to operations, including manufacturing, a temporary inability to process transactions, or send invoices, or engage in other normal business activities. This is a significant issue for most, if not all, companies, with far-reaching implications, some of which cannot be anticipated with any degree of certainty. The Y2K issue may create unforeseen risks to SBS from its internal computer systems as well as from computer systems of third parties with whom it deals. Failure of SBS' or third parties' computer systems could have a material impact on SBS' ability to conduct business.

COMPETITION

     The standard bus embedded computer industry is highly competitive and fragmented, and SBS' competitors differ depending on product type, company size, geographic market and application type. SBS faces competition in each of its product lines. SBS believes that because of the diverse nature of SBS' products and the fragmented nature of the embedded computer market, there is little overlap of competitors for each product line. Competition in all of SBS' product lines is based on: performance, customer support, product longevity, supplier stability, breadth of product offerings, and reliability. For the 1998 fiscal year, SBS had revenues of $74.2 million and net income of $10.1 million. Many of SBS' existing and potential competitors are bigger companies which have financial, technological and marketing resources significantly greater than those of SBS, which may give them a competitive advantage. They and other competitors may have established relationships with customers or potential customers, which can make it harder for SBS to sell its products to those customers. SBS cannot promise that it will be able to compete effectively in its current or future markets. Also, competitive pressures might significantly adversely affect SBS' marketing and sales, revenues and financial condition.

     In the CPU market in which SBS Embedded's products are marketed, SBS competes with a number of other suppliers of CPU boards. SBS' direct competitors include other companies that build CPU boards based on Intel microprocessor technology, such as Force Computers, Inc. (a wholly-owned subsidiary of Solectron Corporation), RadiSys Corporation, VME Microsystems, Inc. and XYCOM, Inc. In addition, with the acquisition of OR and V-I, SBS also competes with suppliers of CPU boards based on Motorola 68OxO, and PowerPC architectures.

     In the generalized computer I/0 product area served by GreenSpring and its IP product line, SBS has two classes of competition. The first class includes companies that compete directly by selling IP products. The second class includes companies that compete with I/0 products using a different implementation to provide functionally equivalent products. SBS' competitors in each of these classes include Acromag, Inc., Systran, Inc. and VME Microsystems, Inc.

     In the telemetry market, SBS competes with suppliers such as Aydin Vector Division, AVTECH Systems, Inc., L3 Communications, Inc., Terametrix, Inc. and Veda, Inc.

     In the avionics interface market in which SBS' MIL-STD 1553 products are marketed, SBS competes with a number of other companies that produce similar avionics interface products. SBS' competitors include Ballard Technologies, Inc., Data Devices Corporation, Excalibur Technologies Corporation, Condor Engineering and Gesellschaft Fur Angewandte Informatik und Mikroelekemik, GmbH.

     In SBS' interconnect and expansion unit product line, SBS competes with personal computer (PC) manufacturers that offer computer motherboards with multiple PCI slots and with companies that have similar product lines. There is no significant direct competitor in this market.

     In SBS' industrial computer systems and enclosure business, SBS competes with other suppliers of ISA/PCI systems and enclosures such as I-Bus, a subsidiary of Maxwell Technologies, Texas Micro, Inc. and Industrial Computer Source.

AVAILABILITY OF COMPONENT MATERIALS

     Many of SBS' products contain state of the art digital electronic components. SBS is dependent upon third parties for the continuing supply of many of these components. Some of the components are obtained from a sole supplier, such as Xylinx, Inc., or a limited number of suppliers, for which alternate sources may be difficult to locate. Moreover, suppliers may discontinue or upgrade some of the products incorporated into SBS' products, which could require SBS to redesign a product to incorporate newer or alternative technology. Although SBS believes that it has arranged for an adequate supply of components to meet its short-term requirements, SBS does not have contracts which would assure availability and price. If sufficient components are not available when SBS needs them, SBS' product shipments could be delayed, which could affect SBS' revenues during certain periods as well as lead to customer dissatisfaction. If enough components are not available, SBS might have to pay premiums for parts in order to make shipment deadlines. Paying premiums for parts would lower or eliminate SBS' profit margin and hurt its business and financial condition, or cause SBS to increase its inventory of scarce parts, which would adversely affect SBS' cash flow.

RETENTION AND RECRUITMENT OF KEY EMPLOYEES

     SBS' ability to maintain its competitive position and to develop and market new products depends, in part, upon its ability to retain key employees and to recruit and retain additional qualified personnel, particularly engineers. If SBS is unable to retain and recruit key employees, its product development, marketing and sales, and revenues and business condition could suffer material adverse effects.

NO PATENT PROTECTION

     Although SBS believes that some of its processes and equipment may be proprietary, SBS has not sought patent protection for its technology. SBS has relied upon trade secret laws, industrial know-how and employee confidentiality agreements. SBS' processes and equipment might not provide it with a sufficient competitive advantage to overcome its lack of patent protection. Others could independently develop equivalent or superior products or technology. Also, SBS might not be able to establish trade secret protection, and secrecy obligations might not be honored. If consultants, employees and other parties apply technological information developed independently, by them or others, to Company projects, disputes may arise as to the proprietary rights to that information. Those disputes may not be resolved in favor of SBS.

     SBS could have to litigate to enforce its proprietary rights, protect its trade secrets, determine the validity and scope of the intellectual property rights of others or defend against claims of infringement. That litigation could be very expensive and could divert resources which SBS could otherwise use in its business, which could hurt SBS and its business.

     Patent applications in the United States are not publicly disclosed until the patents issue, so patent applications may have been filed by someone else that relate to SBS' products and technology. SBS does not believe that it infringes any patents of which it is aware, but someone could make a patent infringement claim against SBS. Such a claim might significantly hurt SBS and its business. If someone asserts infringement or invalidity claims against SBS, SBS might have to litigate to defend itself against those claims. In certain circumstances, SBS might try to obtain a license under the claimant's intellectual property rights. The claimant might not be willing to give SBS a license at all or on terms acceptable to SBS.

PRODUCT LIABILITY

     SBS' products and services could be subject to product liability or government or commercial warranty claims. SBS maintains primary product liability insurance with a general aggregate limit of $2.0 million, $1.0 million per occurrence, a $10.0 million excess policy, and a $40.0 million excess umbrella policy. While SBS has never been the subject of any significant claims of this kind, its products are widely used in a variety of applications and claimants have a propensity initially to pursue all possible contributors in a legal action. If a claim is made against SBS, SBS' insurance coverage might not be adequate to pay for its defense or to pay for any award, in which case SBS would have to pay for it. Also, SBS might not be able to continue that insurance in effect for premiums acceptable to SBS. If a litigant were successful against SBS, a lack or insufficiency of insurance coverage could have a material adverse effect upon SBS.

INTERNATIONAL SALES IN GENERAL

     SBS sells its products in countries throughout the world from its United States and European based offices. These sales subject SBS to various governmental regulations, export controls, and the normal risks involved in international sales. Sales of products internationally are subject to political, economic and other uncertainties, including, among others, risk of war, revolution, expropriation, renegotiation or modification of existing contracts, standards and tariffs, and taxation policies. They are also subject to international monetary fluctuations, which may make payment in United States dollars more expensive for foreign customers (who may, as a result, limit or reduce purchases).

CHANGES IN EXCHANGE RATES

     Substantially all of SBS' revenues to date have been received in United States dollars. However, some sales in the future may be in other currencies. Any decline in the value of other currencies in which SBS makes sales against the United States dollar will have the effect of decreasing SBS' earnings when stated in United States dollars. SBS has not engaged in any hedging transactions that might have the effect of minimizing the consequences of currency fluctuations, but may do so in the future.

TRADE POLICIES AND DISPUTES

     The political and economic policies and concerns of countries in which SBS makes or could make sales could result in the adoption of new trade policies in those countries or the United States or lead to trade disputes between those countries and the United States. These could limit, reduce, eliminate or disrupt SBS' sales outside the United States, which might adversely affect SBS' total revenues and business prospects outside the United States.

POTENTIAL DILUTIVE EFFECT OF OUTSTANDING WARRANTS AND OPTIONS AND REGISTRATION RIGHTS

     SBS, in connection with its acquisition of GreenSpring in August 1995, issued warrants to purchase 400,000 shares of Common Stock at an exercise price of $4.50 per share (the "GreenSpring Warrants"). SBS also registered the Common Stock underlying the GreenSpring Warrants for sale under the Securities Act. In April

1996, SBS registered under the Securities Act options from other shareholders for 133,333 shares held by SBS' Chairman of the Board and Chief Executive Officer, Mr. Amenson. As of January 31, 1999, 76,849 of the GreenSpring Warrants remained, all of which were exercisable. The holders of the GreenSpring Warrants also possess until August 2000 the right to sell shares of Common Stock underlying the GreenSpring Warrants alongside SBS should SBS file a registration statement during this period. Mr. Amenson's options were also still outstanding and exercisable as of that date.

     As of January 31, 1999, SBS had outstanding 666,402 options which could be exercised and 1,108,984 options which were not yet eligible for exercise.

LIMITED PUBLIC FLOAT; TRADING; VOLATILITY OF STOCK PRICE

     SBS' Common Stock is traded on the Nasdaq National Market. While a public market currently exists for SBS' Common Stock and the number of shares in the public float as of January 31, 1999, was 5,491,730, trading volume in the four weeks ended January 31, 1999 averaged 82,633 shares traded per day. Thus, trading of relatively small blocks of stock can have a significant impact on the price at which the stock is traded. In addition, the Nasdaq National Market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of SBS. SBS believes factors such as quarterly fluctuations in financial results, announcements of new technologies impacting SBS' products, announcements by competitors or changes in securities analysts' recommendations may cause the market price to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock. See "-Fluctuations in Operating Results."

ABSENCE OF DIVIDENDS

     Since its inception, SBS has not paid cash dividends on its Common Stock. SBS intends to retain future earnings, if any, to provide funds for business operations and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Pursuant to its Credit Agreement, dated December 1, 1998, with NationsBank, N.A., neither SBS nor any of its subsidiaries may declare or pay any dividend or other distribution (such as dividends) on or with respect to its stock.


                             SELLING SHAREHOLDERS

     The following table sets forth the names of the Selling Shareholders who are eligible to resell Shares (whether or not they have a present intent to do so) and the positions, offices and other material relationships which each Selling Shareholder had with SBS or any of its predecessors or affiliates since January 31, 1996.

-------------------------------------------------------------------------------------
                                 POSITION WITH SBS
 SELLING SHAREHOLDER             SINCE JANUARY 31, 1996
-------------------------------------------------------------------------------------
 Scott A. Alexander              Director and Secretary(1991--);
                                 Vice President (1991--)
-------------------------------------------------------------------------------------
 Christopher J. Amenson          Director and President (1992--);
                                 Chief Executive Officer(1996--);
-------------------------------------------------------------------------------------
 Warren W. Andrews               Director (1996--)
-------------------------------------------------------------------------------------
 William J. Becker               Director (1992--)
-------------------------------------------------------------------------------------
 Lawrence A. Bennigson           Director (1995--)
-------------------------------------------------------------------------------------
 James E. Dixon, Jr.             Director (1998--); Vice President of Finance &
                                 Administration, Treasurer and Chief Financial
                                 Officer (1995--)
-------------------------------------------------------------------------------------
 W. Keith McDonald               Director (1998--)
-------------------------------------------------------------------------------------
 Alan F. White                   Director(1997--)
-------------------------------------------------------------------------------------
 Richard A. Schuh                President--Aerospace Group (1998--)
-------------------------------------------------------------------------------------
 Joseph J. Zabkar                President--Computer Group (1998--)
-------------------------------------------------------------------------------------

     The following table sets forth the name of each Selling Shareholder as of January 31, 1999, the number of shares of Common Stock owned by each Selling Shareholder as of January 31, 1999, the number of Shares issuable upon exercise of options granted under the Plans, the number of Shares eligible to be sold by each Selling Shareholder pursuant to this Registration Statement and the percentage of outstanding Common Stock to be owned by each Selling Shareholder after the offering, assuming the sale of all of the Shares. Selling Shareholders may in the future receive additional shares under the Plans and may sell those shares. The "*" indicates that the person owns less than one percent of outstanding Common Stock.

-------------------------------------------------------------------------------------
                                        SHARES                       PERCENTAGE
                                        ISSUABLE      SHARES         OWNED
                         SHARES OWNED   UPON          ELIGIBLE TO    AFTER
   SELLING SHAREHOLDER   AT 1/31/99(1)  EXERCISE      BE SOLD        OFFERING
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
 Scott A. Alexander         275,756 (2)     83,636   120,000           4.3%
-------------------------------------------------------------------------------------
 Christopher J. Amenson     264,475 (3)    139,561   161,783           3.3%
-------------------------------------------------------------------------------------
 Warren W. Andrews           11,150 (4)     15,000    15,000            *
-------------------------------------------------------------------------------------
 William J. Becker           34,100 (5)     18,500    28,500            *
-------------------------------------------------------------------------------------
 Lawrence A. Bennigson       18,150 (6)     20,000    20,000            *
-------------------------------------------------------------------------------------
 James E. Dixon              47,481 (7)     67,000    67,000            *
-------------------------------------------------------------------------------------
 W. Keith McDonald              --           5,000     5,000            *
-------------------------------------------------------------------------------------
 Richard A. Schuh            71,007 (8)     57,000    67,000           1.1%
-------------------------------------------------------------------------------------

--------------------
(1) A person is deemed to be the beneficial owner of securities that may be acquired by that person within 60 days from the date of this Prospectus upon exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that warrants or options that are held by that person and that are exercisable within 60 days from the date of this Prospectus have been exercised.
(2) Includes options for 33,636 shares which are exercisable as provided in footnote 1 above, and 27,000 shares which are held by him as trustee for his children under the Uniform Gifts to Minors Act .
(3) Includes options for 222,894 shares which are exercisable as provided in footnote 1 above, 4,800 shares owned by Mr. Amenson's spouse, and 2,300 shares which are held by him as trustee for his children under the Uniform Gifts to Minors Act.
(4) Includes options for 10,000 shares which are exercisable as provided in footnote 1 above.
(5) Includes options for 13,500 shares which are exercisable as provided in footnote 1 above.
(6) Includes options for 15,000 shares which are exercisable as provided in footnote 1 above.
(7) Includes options for 47,000 shares which are exercisable as provided in footnote 1 above.
(8) Includes options for 44,500 shares which are exercisable as provided in footnote 1 above and 4,000 shares owned by Mr. Schuh's spouse.

-------------------------------------------------------------------------------------
 Alan F. White                6,650 (9)     10,000    10,000         *
-------------------------------------------------------------------------------------
 Joseph Zabkar               15,214 (10)    35,000    35,000         *
-------------------------------------------------------------------------------------

                             PLAN OF DISTRIBUTION

     The Selling Shareholders (including, as we previously noted, people to whom they transfer, assign, devise, pledge or donate their Shares and other successors in interest) may sell Shares in any of the following ways:
     -    through dealers,
     -    through agents, or
     -    directly to one or more purchasers.

     The Shares may be distributed from time to time in one or more transactions (which may involve crosses or block transactions) in the following ways:
     - on the Nasdaq National Market System, where the Common Stock is currently traded, or on national stock exchanges where it could become traded in the future, in accordance with their rules,
     -    in the over-the-counter market, or
     - in transactions other than on the Nasdaq National Market System or in the over-the-counter market, or a combination of those transactions.

     The Selling Shareholders may transfer the Shares at market prices prevailing at the time of sale, at prices related to those prevailing market prices, at negotiated prices or at fixed prices. They may sell the Shares to or through broker-dealers, who may receive compensation in the form of discounts, commissions, or commissions from the Selling Shareholders. The broker-dealers may also be paid commissions by purchasers of Shares for whom they may act as agent. The Selling Shareholders and any broker-dealers or agents that participate in the distribution of Shares by them might be deemed to be underwriters, and any discounts, commissions, or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions, under the Securities Act. Affiliates of one or more of the Selling Shareholders may act as principals or agents in connection with the offer or sale of Shares by the Selling Shareholders. In addition, any Shares which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.


--------------------------
(9) Includes options for 5,000 shares which are exercisable as provided in footnote 1 above.
(10) Includes options for 15,000 shares which are exercisable as provided in footnote 1 above.

     SBS will not receive any of the proceeds from the sale of the Shares, although it will pay the expenses in preparing the Registration Statement and registering the Shares. SBS does receive proceeds from the issuance of Shares to the Selling Shareholders when they exercise options for the Shares. The Selling Shareholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation Rules 10b-5 and 10b-18 and Regulation M under that Act.


                              LEGAL MATTERS

     Legal matters with respect to the Common Stock being offered by this prospectus will be passed upon for the Company by Schuler, Messersmith, McNeill & Daly, Albuquerque, New Mexico.


                   DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, which are on file with the Securities and Exchange Commission (File No. 1-10981), are incorporated by reference and made a part of this Prospectus:

     A.   SBS' Form 10-Q for the quarter ended December 31, 1998.
     B.   SBS' Form 10-Q for the quarter ended September 30, 1998.
     C.   SBS' Form 10-K for the fiscal year ended June 30, 1998.
     D. The description of SBS' Common Stock contained in SBS' Registration Statement on Form 8-A filed November 2, 1995 under Section 12 of the Exchange Act, including any further amendment or report filed for the purpose of updating that description.
     E.   SBS' Form 8-K filed on July 15, 1998
     F.   SBS' Form 8-K/A filed on September 14, 1998

     All documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and before the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part of it from their respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference in this Prospectus modifies or supersedes that statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The documents incorporated by reference in this Prospectus (other than exhibits not specifically incorporated by reference) are available without charge upon the written or oral request of a person, including a beneficial owner, to whom a Prospectus is delivered. The written or oral request should be directed to James E. Dixon, Jr., Vice President of Finance and Administration, 2400 Louisiana Boulevard, NE, AFC Building 5, Suite 600, Albuquerque, New Mexico 87110; telephone (505)875-0600.


                     STATEMENT OF AVAILABLE INFORMATION

     SBS has filed a Registration Statement on Form S-8, including amendments to it, relating to the Common Stock offered by this Prospectus with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to it. For further information with respect to SBS and the Common Stock, please refer to that Registration Statement, and exhibits and schedules to it. Statements contained in this Prospectus about any contract or other document are not necessarily complete. In each instance, SBS refers to the copy of that contract or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by that reference.

     SBS Technologies, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with those requirements files reports and other information with the Commission. The public may read and copy information, including reports and proxy and information statements, filed by SBS Technologies, Inc. (and by it under its previous name of SBS Engineering, Inc.) with the Commission and a copy of the Registration Statement, including exhibits to it, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., in Washington, D.C., 20549, or at its Regional Office located at 1801 California Street, Suite 4800, Denver, Colorado 80202-2648. Copies of this material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C., 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. SBS Technologies, Inc. Common Stock is listed on the National Association of Securities Dealers, Inc. National Market System. Reports, proxy and information statements, and other information concerning SBS can be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, NW, Washington, D.C. 20006. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, such as SBS, that file electronically with the Commission. The address of that site is http://www.sec.gov. SBS' Internet e-mail address is info@SBSE.com, and our website is http://www.sbs.com.